Filed Pursuant to Rule 424(b)(3)
Registration No. 333-287584

Nuveen Global High Income Fund (NYSE: JGH)

(the “Fund”)

Supplement Dated August 31, 2026

to the Fund’s Currently Effective Prospectus and Statement of Additional Information (“SAI”)

The Board of Trustees of the Fund has approved the following changes to the Fund’s name and its corresponding investment policy adopted pursuant to Rule 35d-1 under the Investment Company Act of 1940 (“Name Policy”), which are expected to go into effect on November 16, 2026:

(1)	The Fund’s name will be changed from “Nuveen Global High Income Fund” to “Nuveen Global Credit Income Fund.”

(2)	The Fund’s Name Policy to invest, under normal conditions, at least 80% of its Managed Assets in global income-producing securities including, but not limited to, corporate debt securities, U.S. and foreign government debt securities, mortgage- and asset-backed securities, preferred securities, secured and unsecured loans, convertible debt securities and contingent capital securities will be changed to the following:

Under normal market conditions, the Fund invests at least 80% of the sum of its net assets and the amount of any borrowings for investment purposes (“Assets”) in global credit and credit-related instruments.

(3)	For purposes of the Fund’s updated Name Policy, “credit and credit-related instruments” include fixed-income investments of any type.

PLEASE KEEP THIS WITH YOUR

FUND’S PROSPECTUS AND SAI FOR FUTURE REFERENCE

EGN-JGHP-0826P